January 25, 2008

Mr. Christian N. Windsor, Special Counsel Division of Corporate Finance U. S. Securities and Exchange Commission 450 Fifth Street, N.W. Washington, D.C. 20549

Re:	Cullen/Frost Bankers, Inc. Definitive 14A Filed March 26, 2007 File No. 01-13221

Dear Mr. Windsor:

We have received your letter of January 14, 2008 addressed to Richard W. Evans, Jr., Chief Executive Officer of Cullen/Frost Bankers, Inc. and we will respond to your letter by February 8, 2008.

If you have any questions please do not hesitate to contact me at (210) 220-4605.

Sincerely,

/s/ Jerry Salinas

Jerry Salinas Sr. Executive Vice President & Treasurer

cc:	Stan McCormick Executive Vice President & Corporate Secretary